UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

VEOLIA ENVIRONMENTAL SERVICES SELECTED AS PREFERRED BIDDER FOR HERTFORDSHIRE’S RESIDUAL PFI WASTE CONTRACT

Paris, 5th of May 2011 – Veolia Environmental Services, with its subsidiary Veolia Environmental Services (UK) Plc, the leading UK recycling and waste management company, has been selected as the preferred bidder by Hertfordshire County Council for its 25-year residual waste treatment PFI contract.

The bid associates recycling with energy recovery consisting of a combined MPT and ERF. This will boost significantly the county’s recycling rate and maximise landfill diversion whilst providing financial savings and environmental benefits to the Council and its residents over the contract period.

The front-end pre-mechanical treatment operation will extract around 28,000 tonnes of recyclable ferrous and non-ferrous metals, plastics and other materials from the residual waste arriving at the site providing a beneficial boost to recycling rates.

By processing the remaining 352,000 tonnes of residual waste using high efficiency, energy recovery technology, some 26MW of electricity will be provided to the National Grid – sufficient to power 50,0001 Hertfordshire homes, with the further potential to distribute heat to suitable local users.

An extensive consultation and community engagement process will be undertaken as a basis from which to develop further the design concept and development proposals ahead of the submission of a planning application towards the end of 2011. The application will be accompanied by a detailed Environmental Impact Assessment and a range of other supporting statements and reports that will enable the proposals to be robustly assessed prior to any planning determination.

In addition to significant employment and economic activity created during the construction period, a total of fifty-two long-term jobs will be created for the period of operation.

John Wood, Hertfordshire County Council’s Director of Environment and Commercial Services, added:  “We’re delighted to have got to this significant point in the process to find an alternative to landfill. We’re now entering into the last phase of the procurement and we’re looking forward to working with Veolia to finalise the details of the contract and get the best services for Hertfordshire’s residents.”

Denis Gasquet, Chief Executive Officer of Veolia Environmental Services and Senior Executive Vice President of Veolia Environnement, said: “We are proposing a sustainable approach designed to both increase recycling and convert the remaining residual waste into energy and the development of an optimised facility which minimises environmental impact and can be assimilated into the surrounding area.”

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1 Based on DECC Regional Energy Statistics 2009, Average Domestic Consumption of Electricity for Welwyn and Hatfield – the figure per household being 4,236 kWh/y

Veolia Environmental Services
Veolia Environmental Services is the global benchmark for waste management and resource recovery, and the only operator across all segments of the waste management business (solid, liquid, non-hazardous and hazardous waste). The company contributes to a better environment by providing its municipal and industrial clients with innovative, efficient waste management services that span waste collection, pipe system management, and waste treatment, recovery and recycling solutions. Veolia Environmental Services generated 2010 revenue of 9.3 billion euros. www.veolia-environmentalservices.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.8 billion in 2010.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Press contact:

Veolia Environnement Marie-Claire Camus Tél : +33 1 71 75 06 08 marie-claire.camus@veolia.com	Jérôme Simon Tel : +33 1 71 75 12 78 jerome.simon@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 5, 2011

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: General Secretary